EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Name Under Which Business Conducted
Viragen (Scotland) Ltd. (1)	Scotland (UK)	Viragen (Scotland) Ltd. (1)
ViraNative AB (1)	Sweden	ViraNative AB (1)

(1)	100% owned by Viragen International, Inc.